Exhibit 99.1

SU Group Holdings Limited

[Director’s name]

Re: Independent Director Offer Letter

Dear Mr. [Director’s name]:

SU Group Holdings Limited, a Cayman Islands exempted company (the “Company”, “we”, “us” or similar terminology), is pleased to offer you (the “Director”) positions as a member of its Board of Directors (the “Board”) and member of the Audit Committee, Nominating and Corporate Governance Committee and the Compensation Committee of the Board (collectively, the “Committees”). We believe your background and experience will be a significant asset to the Company and we look forward to your participation on the Board and the Committees. Should you choose to accept the positions as a member of the Board and the Committees, this letter agreement (the “Agreement”) shall constitute an agreement between you and the Company and contains all the terms and conditions relating to the services you agree to provide to the Company.

1. Term. This Agreement will become effective as of the date of effectiveness of the Company’s registration statement (the “Effective Date”) for its initial public offering (the “IPO”). Your term as independent director of the Board and member of the Committees shall continue subject to the Company’s memorandum and articles of association (as amended and/or restated from time to time) (the “M&A”) and the provisions in Section 10 below, until your successor is duly appointed and qualified or your office is vacated in accordance with the M&A. .

2. Services. You shall render services as a member of the Board and as a member of the Committees (hereinafter, your “Duties”). The Duties shall include those customary for a board member and a member of an Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee of a Nasdaq-listed public company. During the term of this Agreement, you shall adhere to all applicable fiduciary duties and other laws, rules and regulations, and shall attend and participate in such number of meetings of the Board and of the Committees as regularly or specially called. Subject to the M&A and other laws and regulations applicable to the Company, you may attend and participate at each such meeting, via teleconference, video conference or in person. In performing your Duties, the management is responsible for providing you and other members of the board with adequate and timely information which is complete and reliable and which will allow you to make informed decisions on matters placed before you. You shall consult with the other members of the Board and the Committees (and the Company’s officers, as needed) regularly and as necessary via telephone, electronic mail or other forms of correspondence. Upon the approval of the chairman of the board of directors, you may seek independent professional advice, at the Company’s expenses, in appropriate circumstances in the furtherance of your duties.

3. Services for Others. You shall be free to represent or perform services for other persons during the term of this Agreement. You agree, however, that you do not presently perform and do not intend to perform, during the term of this Agreement, similar Duties, consulting, or other services for companies whose businesses are or would be, in any way, competitive with the Company or its affiliates (except for companies previously disclosed by you to the Company in writing). Should you propose to perform similar Duties, consulting, or other services for any such company, you agree to notify the Company in writing in advance (specifying the name of the organization for whom you propose to perform such services) and to provide information to the Company sufficient to allow it to determine if the performance of such services would conflict with areas of interest to the Company.

4. Compensation. Commencing on the Effective Date, you will receive the compensation described under 4. a. and 4. b. below, subject to the Non-Employee Director Compensation Policy (the “Director Compensation Policy”) that the Company expects to adopt after the IPO. The Director Compensation Policy may be amended at any time in the sole discretion of the Board.

a. Annual Cash Retainer.

i. Following the Effective Date, you shall receive an annual retainer of HK$[*****] (the “Annual Retainer”). The Annual Retainer is for general availability and participation in meetings and conference calls of the Board, inclusive of all Board or committee service. There is no additional compensation for attending individual Board or committee meetings or serving as chair of the Board or any committee.

ii. The Annual Retainer will be paid in four (4) equal quarterly payments at the end of each calendar quarter in arrears. The quarterly payment will be pro-rated if you are first appointed during the calendar quarter or cease to serve on the Board during the calendar quarter, with the payment pro-rated based on the number of actual days served during such calendar quarter.

b. Travel Expense Reimbursement.

The Company shall reimburse you for all reasonable travel business expenses you incur directly while performing your Duties, provided that you receive prior written approval from the Company for any such expenses, and the expenses are in compliance with the Company’s travel and expense policies. Any reimbursement by the Company shall be against a receipt of a lawful invoice and all other appropriate and supporting documentation for expense reimbursement if applicable.

5. D&O Insurance Policy. During the term under this Agreement, the Company shall include you as an insured under its directors and officers insurance policy.

6. Indemnification. The Company shall indemnify and hold you harmless on demand from and against any and all losses, claims, damages, liabilities and expenses, including reasonable attorneys’ fees, judgments, fines, settlements and other legally permissible amounts (“Losses”), incurred in connection with any proceeding arising out of, or related to, your performance of your Duties, other than any such Losses incurred as a result of your fraud, willful default, gross negligence or willful misconduct. The Company shall advance to you any expenses, including reasonable attorneys’ fees and costs of settlement, incurred in defending any such proceeding to the maximum extent permitted by applicable law. Such costs and expenses incurred by you in defense of any such proceeding shall be paid by the Company in advance of the final disposition of such proceeding promptly upon receipt by the Company of (a) written request for payment; (b) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (c) an undertaking adequate under applicable law made by or on your behalf to repay the amounts so advanced if it shall ultimately be determined pursuant to any non-appealable judgment or settlement that you are not entitled to be indemnified by the Company.

7. No Assignment. Because of the personal nature of the services to be rendered by you, this Agreement may not be assigned by you without the prior written consent of the Company.

8. Confidential Information; Non-Disclosure. In consideration of your access to certain Confidential Information (as defined below) of the Company and its affiliates (the “Company Group”), in connection with your business relationship with the Company, you hereby represent and agree as follows:

a. Definition. For purposes of this Agreement the term “Confidential Information” means: (i) any information which the Company Group possesses that has been created, discovered or developed by or for the Company Group, and which has or could have commercial value or utility in the businesses in which the Company Group is engaged; (ii) any information which is related to the businesses of the Company Group and is generally not known by non-Company Group personnel; and (iii) trade secrets and any information concerning products, processes, formulas, designs, inventions (whether or not patentable or registrable under copyright or similar laws, and whether or not reduced to practice), discoveries, concepts, ideas, improvements, techniques, methods, research, development and test results, specifications, data, know-how, software, formats, marketing plans, and analyses, business plans and analyses, strategies, forecasts, customer and supplier identities, characteristics and agreements.

b. Exclusions. Notwithstanding the foregoing, the term Confidential Information shall not include: (i) any information which becomes generally available or is readily available to the public other than as a result of a breach of the confidentiality provisions of this Agreement, or any other agreement requiring confidentiality between the Company and you; (ii) information received from a third party in rightful possession of such information who is not restricted from disclosing such information; (iii) information known by you prior to receipt of such information from the Company, which prior knowledge can be documented and (iv) information you are required to disclose pursuant to any applicable law, regulation, judicial or administrative order or decree, or request by any other regulatory organization having authority pursuant to the law; provided, however, that you shall first have given prior written notice to the Company and made a reasonable effort to obtain a protective order requiring that the Confidential Information not be disclosed.

c. Documents. You agree that, without the express written consent of the Company, you will not remove from the Company’s premises, any notes, formulas, programs, data, records, machines or any other documents or items which in any manner contain or constitute Confidential Information, nor will you make reproductions or copies of same. You shall promptly return any such documents or items, along with any reproductions or copies to the Company upon the Company’s demand, upon termination of this Agreement, or upon your termination or Resignation (as defined in Section 10 herein).

d. Confidentiality. You agree that you will hold in trust and confidence all Confidential Information and will not disclose to others, directly or indirectly, any Confidential Information or anything relating to such information without the prior written consent of the Company, except as may be necessary in the course of your business relationship with the Company. You further agree that you will not use any Confidential Information without the prior written consent of the Company, except as may be necessary in the course of your business relationship with the Company, and that the provisions of this paragraph (d) shall survive termination of this Agreement. Notwithstanding the foregoing, you may disclose Confidential Information to your legal counsel and accounting advisors who have a need to know such information for accounting or tax purposes and who agree to be bound by the provisions of this paragraph (d).

e. Ownership. You agree that the Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, trademark rights, and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designations, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by you during the term of this Agreement and that arise out of your Duties (collectively, “Inventions”) and you will promptly disclose and provide all Inventions to the Company. You agree to assist the Company, at its expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights assigned.

9. Non-Solicitation. During the term of and one year after your appointment, you agree to not solicit for employment any employee of the Company Group with whom you have had contact due to your appointment.

10. Termination and Resignation. Your membership on the Board and on the Committees may be terminated in accordance with the provisions of the M&A. You or the Company may also terminate your membership on the Board or on the Committees for any or no reason by delivering written notice to the other (“Resignation/Termination”), and such Resignation/Termination shall be effective upon the time specified therein or, if no time is specified, upon receipt of the notice of resignation by the Company. Upon the effective date of the Resignation/Termination, your right to compensation hereunder will terminate subject to the Company’s obligations to pay you any compensation that you have already earned in connection with your performance of your Duties as of the effective date of such Resignation/Termination.

11. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto irrevocably submit to the exclusive jurisdiction of the Hong Kong courts in the determination of any dispute arising hereunder.

12. Severability. The provisions of this Agreement are severable. The unenforceability or invalidity of any provision or portion of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the full extent permitted by applicable law.

13. Entire Agreement; Amendment; Waiver; Counterparts. This Agreement expresses the entire understanding with respect to the subject matter hereof and supersedes and terminates any prior oral or written agreements with respect to the subject matter hereof. Any term of this Agreement may be amended and observance of any term of this Agreement may be waived only with the written consent of the parties hereto. Waiver of any term or condition of this Agreement by any party shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or waiver of any other term or condition of this Agreement. The failure of any party at any time to require performance by any other party of any provision of this Agreement shall not affect the right of any such party to require future performance of such provision or any other provision of this Agreement. This Agreement may be executed in separate counterparts each of which will be an original and all of which taken together will constitute one and the same agreement, and may be executed using facsimiles of signatures, and a facsimile of a signature shall be deemed to be the same, and equally enforceable, as an original of such signature.

14. Not an Employment Agreement. This Agreement is not an employment agreement and shall not be construed or interpreted to create any right for you to be employed by the Company Group.

15. Acknowledgement. You accept this Agreement subject to all the terms and provisions of this Agreement. You agree to accept as binding, conclusive, and final all decisions or interpretations of the Board of any questions arising under this Agreement.

[Signature Page Follows]

The Agreement has been executed and delivered by the undersigned and is made effective as of the date set first set forth above.

Sincerely,

SU Group Holdings Limited

By:
	Name:	Chan Ming Dave
	Title:	Chairman of the Board of Directors

AGREED AND ACCEPTED:

[Name of the Director]

[Signature Page to Independent Director Offer Letter]

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